[PwC Letterhead] August 18, 2016 Securities and Exchange Commission 100 F Street, N. E. Washington, DC 20549 Commissioners:

We have read the statements made by Heartland Group, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR as part of the Form N-SAR of Heartland Group, Inc. dated August 18, 2016. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

/s/PricewaterhouseCoopers LLP